EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended		Year Ended December 31,
	June 30, 2007		2006		2005		2004		2003		2002
	($ in thousands)
Fixed charges (1):
Interest expense	$386,940		$606,725		$185,935		$79,053		$39,956		$13,974
Interest capitalized	168		414		932		—		—		—
Interest portion of rental expense	817		1,327		1,244		1,494		843		429

Total fixed charges	$387,925		$608,466		$188,111		$80,547		$40,799		$14,403

Earnings:

Net income before noncontrolling interest expenses and income taxes	$214,314		$350,749		$269,072		$205,421		$132,480		$41,582
Fixed charges	387,925		608,466		188,111		80,547		40,799		14,403
Less: Interest capitalized	(168)		(414)		(932)		—		—		—

Total earnings	$602,071		$958,801		$456,251		$285,968		$173,279		$55,985

Ratio of earnings to fixed charges	1.6	x	1.6	x	2.4	x	3.6	x	4.2	x	3.9	x

(1)	Excludes interest related to the application of FIN 48